August 21, 2014

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	SandRidge Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 28, 2014

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed March 1, 2013

Letter dated August 15, 2014

Dear Mr. Schwall,

In response to your letter dated August 15, 2014 (the “Comment Letter”), providing comments to the Forms 10-K for the fiscal years ended December 31, 2013 and 2012, filed by SandRidge Energy, Inc. (the “Company” or “SandRidge”) with the Commission on February 28, 2014, and March 1, 2013, respectively; the Company hereby submits this letter to request additional time, until September 26, 2014, to respond to the Comment Letter.

If you have any questions or require any additional information, please contact me at 405-429-5706.

Very truly yours,

SandRidge Energy, Inc.

By:	/s/ Justin P. Byrne
Name: Justin P. Byrne
Title: Associate General Counsel